Exhibit 12.1
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES IN ACCORDANCE WITH US
GAAP

	Year ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(thousands of constant December 31, 2006			(thousands of constant June 30,
	pesos, except ratio data)			2007 pesos, except ratio data)
Income (Loss) Before Income Tax	1,301,569	206,574	67,973	(19,061)	17,325

Determination of the Ratio Fixed charges:
Interest expense (1)	44,756	106,872	90,684	87,731	54,845
Interest capitalized during period	(510)	(775)	69,214	54,193	(10,816)
Rental expense	14,912	15,148	20,673	20,842	19,645
Amortization of Debt issuance costs	(1,426,445)	(14,176)	(132,618)	(92,431)	18,336
Early extinguishment of debt

Total fixed charges:	(1,367,287)	107,069	47,953	70,335	82,010

Earnings:
Income (loss) from continuing operations	1,301,569	206,574	67,973	(19,061)	17,325
Fixed charges	(1,367,287)	107,069	47,953	70,335	82,010
Amortization of capitalized interests	(1,040)	(1,850)	27,807	14,449	6,259
Less: interest capitalized during period	510	775	(69,214)	(54,193)	10,816

Total earnings:	(66,248)	312,568	74,519	11,530	116,411

Ratio of Earnings to Fixed Charges	0.05	2.92	1.55	0.16	1.42

Insufficiency	(1,301,039)	(205,499)	(26,566)	58,805	(34,400)